Commission File No.: 000-26011

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                  (Check One):

      (Check One): |X| Form 10-K or Form 10-KSB |_| Form 11-K |_| Form 20-F

                   |_| Form 10-Q and 10-QSB |_| Form N-SAR


                       For Period Ended: December 31, 2000

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                         [  ] Transition Report on Form 10-K
                         [  ] Transition Report on Form 20-F
                         [  ] Transition Report on Form 11-K
                         [  ] Transition Report on Form 10-Q
                         [  ] Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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                           Internet Cable Corporation
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                               1463 Dunwoody Drive
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       Address of Principal Executive Office (Street and Number)

                             West Chester, PA 19380
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                            City, State and Zip Code




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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

A former director of Internet Cable Corporation (the "Company"), who resigned on February 12, 2001, made certain statements in his written resignation regarding concerns related to, among other things, "record-keeping" (see Form 8K as filed with the SEC dated February 20, 2001, incorporated herein by reference). The Company disputes the issues raised by the former director. The former director has been uncooperative with the Company in its attempts to contact the former director to properly discuss and resolve any potential issues. The Company's audit committee plans to commission a Rule 10-A investigation, as defined by the Securities Act of 1934, to understand if the alleged concerns of the former director have any validity and to expeditiously resolve this issue to permit the completion of the financial statements. However, until this investigation is complete, the Company is unable to complete its annual report on Form 10KSB, including the audited financial statements, for the year ended December 31, 2000. To date, the former director has refused to participate in this investigation.


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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

          William F. Walsh              (610)               647-0400
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             (Name)                  (Area Code)       (Telephone Number)


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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s) |X| Yes   |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? |_| Yes   |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           Internet Cable Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 29, 2001                        By:  /s/  William F. Walsh
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                                                      William F. Walsh,
                                                      Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).